Exhibit 99.1

VisionChina Media Inc. Announces Second Quarter 2012 Results

BEIJING, Aug. 20, 2012 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the quarter ended June 30, 2012.

Key Quarterly Financial and Operating Data for the Second Quarter of 2012

Total revenues, consisting entirely of advertising service revenue, in the second quarter of 2012 were $28.1 million.

Gross loss in the second quarter of 2012 was $5.4 million.

Operating loss in the second quarter of 2012 was $200.8 million, primarily due to a non-cash impairment charge of $178.8 million, as the result of a write-down of goodwill and intangible assets associated with the Company’s acquisitions of the six advertising agency businesses in 2008 and the Company’s acquisition of Digital Media Group Company Limited (“Digital Media Group”), which was completed in 2010.

Net loss attributable to VisionChina Media shareholders in the second quarter of 2012 was $193.5 million.

In the second quarter of 2012, the Company’s non-GAAP financial measure, net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, provision for contingent loss in connection with litigation, impairment loss and income tax credit in connection with the impairment loss was $20.7 million.

Basic and diluted net loss per share attributable to VisionChina Media shareholders in the second quarter of 2012 was $1.91 and $1.91, respectively (each ADS representing one common share).

The Company had cash and cash equivalents of $74.7 million as of June 30, 2012. Net cash provided by operating activities was $0.9 million in the second quarter of 2012.

Total broadcasting hours in the Company’s network in the second quarter of 2012 were 41,012 hours.

As of June 30, 2012, the Company’s network covered 20 cities secured either by exclusive agency agreements or joint venture contracts, and included 136,075 digital displays on mass transit systems.

Average advertising revenue per broadcasting hour in the Company’s network in the second quarter of 2012 was $658.

The Company sold an average of 6.56 advertising minutes per broadcasting hour in its network in the second quarter of 2012.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “Lingering macroeconomic uncertainty in China has impacted advertiser spending and subsequently our second quarter revenues. In addition, continuous increases in media cost also negatively impacted our company’s profitability. To combat these challenges, we are striving to improve our execution capabilities and efficiencies by fully leveraging the government’s support on cost reduction, enhancing team organization, optimizing our incentive scheme for sales staff, improving program content, as well as recruiting experienced salespeople from the traditional TV sector to expand our customer verticals. Furthermore, we are in the process of negotiation for early termination or cost reduction of certain exclusive agency agreements unfavorable to our profitability. Our underlying business development pipeline remains strong and we remain confident in our ability to capitalize on opportunities for our company’s long-term growth.”

Second Quarter 2012 Results

VisionChina Media’s total revenues were $28.1 million in the second quarter of 2012, representing a decrease of 37.7% from $45.0 million in the second quarter of 2011 and a decrease of 0.8% from $28.3 million in the first quarter of 2012. Several factors led to the Company’s decrease in total revenues in the second quarter of 2012, including further declining revenue contribution from the internet-based businesses sector, a slower-than-expected recovery in advertising spending by small- and medium-sized clients in reaction to rate-card increases across the Company’s network in the fourth quarter of 2011, and the cautious sentiment of the current advertising market.

Total broadcasting hours in the second quarter of 2012 were 41,012 hours, compared to 44,379 hours in the second quarter of 2011 and 41,012 hours in the first quarter of 2012.

Average advertising revenue per broadcasting hour was $658 in the second quarter of 2012, compared to $1,003 in the second quarter of 2011 and $679 in the first quarter of 2012.

In the second quarter of 2012, the Company sold a total of 269,234 advertising minutes in its network, compared to 382,895 advertising minutes in the second quarter of 2011 and 258,827 advertising minutes in the first quarter of 2012.

The Company sold an average of 6.56 advertising minutes per broadcasting hour in the second quarter of 2012, compared to 8.63 advertising minutes per broadcasting hour in the second quarter of 2011 and 6.31 advertising minutes per broadcasting hour in the first quarter of 2012.

During the second quarter of 2012, 558 advertisers purchased advertising time on the Company’s advertising network, either directly or through advertising agents, compared to 997 advertisers in the second quarter of 2011 and 490 advertisers in the first quarter of 2012.

Media cost, the most significant component of advertising service cost, was $27.2 million in the second quarter of 2012, representing 81.4% of total advertising service cost, compared to $25.6 million, or 80.5% of total advertising service cost, in the second quarter of 2011, and $26.7 million, or 82.7% of total advertising service cost, in the first quarter of 2012.

Gross loss in the second quarter of 2012 was $5.4 million, compared to gross profit of $13.2 million in the second quarter of 2011 and gross loss of $4.0 million in the first quarter of 2012.

Advertising service gross margin was negative 19.2% in the second quarter of 2012, compared to gross margin of 29.3% in the second quarter of 2011 and negative gross margin of 14.2% in the first quarter of 2012.

Selling and marketing expenses were $10.8 million in the second quarter of 2012, representing an increase of 20.2% from $9.0 million in the second quarter of 2011 and a decrease of 18.6% from $13.3 million in the first quarter of 2012. Selling and marketing expenses accounted for 38.6% of the Company’s advertising service revenue in the second quarter of 2012, compared to 20.0% in the second quarter of 2011 and 47.0% in the first quarter of 2012. The year-over-year increase in selling and marketing expenses was primarily attributable to increased promotional expenses and spending in market research incurred by the sales and marketing department.

General and administrative expenses were $4.2 million in the second quarter of 2012, representing an increase of 14.8% from $3.6 million in the second quarter of 2011 and an increase of 6.8% from $3.9 million in the first quarter of 2012.

The Company recorded a contingent loss of $1.4 million in the first quarter of 2012 and $1.4 million in the second quarter of 2012 in connection to the pending litigation with the selling shareholders and former management of Digital Media Group. The Company did not incur any contingent loss in the second quarter of 2011.

Share of loss from equity method investments amounted to $0.2 million in the second quarter of 2012, compared to share of profits of $0.2 million in the second quarter of 2011 and share of profits of $0.1 million in the first quarter of 2012.

Operating loss was $200.8 million in the second quarter of 2012, compared to operating profit of $0.7 million in the second quarter of 2011 and operating loss of $22.5 million in the first quarter of 2012.  The operating loss in the second quarter of 2012 was primarily attributable to a non-cash impairment charge of $178.8 million as the result of a write-down of goodwill and intangible assets in connection with the Company’s acquisitions consummated in 2008 and 2010.  The lingering cautious sentiment in the advertising market, which resulted in the Company’s modification of its 2012 second quarter revenue guidance in early July 2012 and indicated the uncertainty in the Company’s future revenue growth, and the continuous decrease in the Company’s market capitalization in the second quarter of 2012 triggered this impairment charge. To date, the impairment assessments are in process and have not been finalized. Management believes that the impairment loss on goodwill of $142.4 million and impairment loss on intangible assets of $36.4 million are probable and represent management’s best estimate.

The Company recorded net interest expense of $0.4 million in the second quarter of 2012, compared to net interest expense of $0.6 million in the second quarter of 2011 and net interest expense of $0.2 million in the first quarter of 2012.

The Company recorded income tax benefits of $8.0 million in the second quarter of 2012, including tax credit of $9.1 million in connection with the impairment loss on intangible assets, compared to income tax expenses of $0.8 million in the second quarter of 2011 and income tax benefits of $1.4 million in the first quarter of 2012.  No tax credit in connection with the impairment loss was recorded in the second quarter of 2011 or in the first quarter of 2012.

Net loss attributable to VisionChina Media shareholders (GAAP) was $193.5 million in the second quarter of 2012, compared to net loss attributable to VisionChina Media shareholders of $0.4 million in the second quarter of 2011 and net loss attributable to VisionChina Media shareholders of $21.1 million in the first quarter of 2012. The net loss in the second quarter of 2012 was, as mentioned previously, primarily attributable to the non-cash impairment charge of $178.8 million as the result of a write-down of goodwill and intangible assets in connection with the Company’s acquisitions consummated in 2008 and 2010.

Basic and diluted net loss per share (GAAP) was $1.91 and $1.91, respectively, in the second quarter of 2012.

Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses, amortization of intangible assets, provision for contingent loss in connection with litigation, impairment loss and income tax credit in connection with the impairment loss (non-GAAP) was $20.7 million in the second quarter of 2012, compared to non-GAAP net income of $0.9 million in the second quarter of 2011 and non-GAAP net loss of $18.0 million in the first quarter of 2012.

As of June 30, 2012, the Company had 136,075 digital television displays in its network, compared to 136,522 as of June 30, 2011 and 135,762 as of March 31, 2012.

As of June 30, 2012, the Company had 803 employees, compared to 860 employees as of June 30, 2011 and 845 employees as of March 31, 2012.

As of June 30, 2012, the Company had cash and cash equivalents of $74.7 million, compared to $75.9 million as of March 31, 2012. The Company’s net cash provided by operating activities was $0.9 million in the second quarter of 2012.

Depreciation and amortization was $2.8 million and capital expenditures were $0.3 million in the second quarter of 2012.

Recent Developments

Litigation with the Selling Shareholders and Former Management of Digital Media Group

On August 13, 2012, VisionChina Media and its subsidiary Vision Best Limited (“Vision Best”) received a written order from the New York court dated July 31, 2012 (the “August 13 Order”) requiring VisionChina Media and Vision Best, on or before August 21, 2012, (a) to transfer $60 million in assets readily convertible into U.S. currency into New York State, to be held in the custody of the New York City Sheriff’s Office, (b) to deposit $60 million into an escrow account controlled by the Sheriff or (c) to make other arrangements satisfactory to the plaintiffs in the litigation for security with respect to the final judgment plaintiffs seek in that amount. VisionChina Media and Vision Best are in the process of seeking to comply with the August 13 Order to the fullest extent possible. Because a majority of the assets of VisionChina Media and Vision Best are located in the People’s Republic of China (“the PRC”), however, the Company believes that transfer of such assets are subject to approval of the relevant PRC authorities, which is outside the control of VisionChina Media or Vision Best. Accordingly, VisionChina Media and Vision Best are seeking to appeal the August 13 Order and to obtain a stay of its enforcement. An emergency application for a stay was denied by a single judge of the appellate court in New York on August 17, 2012, but that application will be submitted to a five-judge panel on August 27, 2012, and VisionChina Media and Vision Best plan to perfect their appeal from the August 13 Order by September 4, 2012.

Business Outlook

The Company estimates its advertising service revenue in the third quarter of 2012 to be between $33.0 million and $35.0 million.

These estimates are based on an exchange rate of RMB6.3089 per $1.00.

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract and based on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

Conference Call

VisionChina Media’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 20, 2012 (8:00 a.m. Beijing/Hong Kong Time on August 21, 2012).

Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1-866-519-4004
US Toll:	+1-718-354-1231
Hong Kong Toll:	+852-2475-0994
International Toll:	+65-6723-9381
Passcode for all regions:	VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until August 27, 2012.

US Toll Free:	+1-866-214-5335
US Toll:	+1-718-354-1232
International Toll:	+61-2-8235-5000
Passcode for all regions:	18900133

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of June 30, 2012, VisionChina Media’s advertising network included 136,075 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel:      +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel:     +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:      +1-646-460-9989
E-mail: visn@ogilvy.com

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousand U.S. dollars)

	June 30, 2012	March 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	74,724	75,889	80,310
Restricted cash	13,329	3,327	3,306
Accounts receivable, net	47,420	58,027	66,284
Amounts due from related parties	1,507	2,268	2,444
Prepaid expenses and other current assets	32,622	33,032	34,278
Total current assets	169,602	172,543	186,622
Non-current Assets:
Fixed assets, net	11,683	12,557	13,638
Goodwill	—	142,305	141,406
Intangible assets	284	38,229	39,537
Investments under equity method	7,143	7,383	7,201
Other investments	3,041	3,040	3,021
Long-term prepayments and deposits	21,231	20,001	19,896
Restricted cash	1,113	1,109	1,102
Deferred tax assets	2,323	3,753	2,718
Total non-current assets	46,818	228,377	228,519
TOTAL ASSETS	216,420	400,920	415,141
LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	35,141	26,932	20,465
Accounts payable	22,683	13,785	16,149
Amounts due to related parties	1,739	1,365	1,416
Consideration payable	64,000	64,000	64,000
Income tax payable	25	46	118
Accrued expenses and other current liabilities	20,457	19,760	18,814
Total current liabilities	144,045	125,888	120,962
Non-current Liabilities:
Deferred tax liabilities	—	9,483	9,808
Other non-current liabilities	975	975	969
Total non-current liabilities	975	10,458	10,777
Total liabilities	145,020	136,346	131,739
Equity:
Common shares	10	10	10
Additional paid-in capital	342,352	342,178	341,963
Accumulated deficit	(308,346)	(114,825)	(93,729)
Accumulated other comprehensive income	37,227	37,025	34,940
Total VisionChina Media Inc. shareholders’ equity	71,243	264,388	283,184
Noncontrolling interest	157	186	218
Total equity	71,400	264,574	283,402
TOTAL LIABILITIES AND EQUITY	216,420	400,920	415,141

Note 1:  Information extracted from the audited consolidated financial statements included in the Company’s 2011 annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2012, and rounded to thousand of U.S. dollars.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30, 2012	March 31, 2012	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Advertising service revenue	28,069	28,292	45,029
Total revenues	28,069	28,292	45,029
Cost of revenues:
Advertising service cost	(33,462)	(32,303)	(31,838)
Total cost of revenues	(33,462)	(32,303)	(31,838)
Gross (loss) profit	(5,393)	(4,011)	13,191
Operating expenses:
Selling and marketing expenses	(10,827)	(13,309)	(9,006)
General and administrative expenses	(4,157)	(3,894)	(3,620)
Impairment loss on intangible assets and goodwill	(178,814)	—	—
Contingent loss in connection with a litigation	(1,410)	(1,410)	—
Total operating expenses	(195,208)	(18,613)	(12,626)
Share of (loss) profits from equity method investees	(244)	137	189
Gain on disposal of equity interest in a subsidiary	—	—	(51)
Operating (loss) profit	(200,845)	(22,487)	703
Interest income	177	168	633
Interest expense	(545)	(399)	(1,185)
Other (expenses) income	(385)	173	97
Net (loss) income before income taxes	(201,598)	(22,545)	248
Income tax benefits (expenses)	8,048	1,417	(771)
Net loss	(193,550)	(21,128)	(523)
Net loss attributable to noncontrolling interest	29	32	75
Net loss attributable to VisionChina Media Inc. shareholders	(193,521)	(21,096)	(448)
Net loss per share:
Basic	(1.91)	(0.21)	(0.004)
Diluted	(1.91)	(0.21)	(0.004)
Weighted average number of shares used in computation of net loss per share:
Basic	101,366,554	101,362,345	102,321,796
Diluted	101,366,554	101,362,345	102,321,796
Share-based compensation expenses during the related periods included in:
Cost of revenues	(13)	(13)	(18)
Selling and marketing expenses	(102)	(102)	(116)
General and administrative expenses	(59)	(59)	(80)
Total	(174)	(174)	(214)
Reconciliation from GAAP net loss attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net loss attributable to VisionChina Media Inc. shareholders (GAAP)	(193,521)	(21,096)	(448)
Add back share-based compensation expenses	174	174	214
Add back amortization of intangible assets	1,554	1,554	1,176
Add back impairment loss on intangible assets and goodwill	178,814	—	—
Subtract tax credit in connection to impairment on intangible assets	(9,101)	—	—
Add back contingent loss in connection with a litigation	1,410	1,410	—
Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	(20,670)	(17,958)	942